SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 March 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

24 March 2014

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

This announcement details share awards made under the Group's annual bonus and Long-Term Incentive Plans, as already announced on 5 March 2014.

The structure and principles of Group remuneration have been developed following extensive consultation with the Group's major shareholders. 2013 awards and remuneration design for 2014 are set out in detail in the Directors' Remuneration Report, which was published on 5 March 2014, as part of the Group's 2013 Annual Report and Accounts. This is available on the 'Financial Performance' page in the 'Investors & Performance' section of the Group's website www.lloydsbankinggroup.com.

Annual Bonus for 2013 Performance

Bonus awards are deferred into shares and in this regard conditional rights to acquire Shares under the Lloyds Banking Group Deferred Bonus Plan ("Deferred Bonus Plan") were awarded today in respect of 2013 performance ("Deferred Bonus Awards"):

Group Chief Executive

The Group Chief Executive, António Horta-Osório, was awarded a right to receive 2,155,227 Shares under the Deferred Bonus Plan based on a share price of 78.878 pence. The award is subject to deferral for five years and to performance adjustment and forfeiture provisions during the first three years. The award is subject to an additional condition that the share price must remain above 73.6 pence on average for any 126 consecutive trading days in the five years following grant or the UK government sells at least 50 per cent of its shareholding during the three years following grant.  If either condition is met earlier than the third anniversary of grant, vesting will still only occur on the third anniversary. In this event, the award will be subject to a further two year holding period following vesting up to a maximum of five years in total.

Executive Directors and members of the Group Executive Committee

The Executive Directors, George Culmer and Juan Colombás, and the members of the Group Executive Committee were each awarded a right to receive Shares under the Deferred Bonus Plan.  The awards are subject to deferral and to performance adjustment until at least March 2016.

Name	Number of Shares Awarded1
Juan Colombás	1,090,291
George Culmer	1,153,680
1 Based on a share price of 78.878 pence.

The first tranche of the Deferred Bonus Awards for the members of the Group Executive Committee will vest in June 2014 based on the prevailing share price, with the number of Shares notified to the market at that time.   The remaining tranches will vest over the period September 2014 to September 2017 and are shown below:

Name	Number of Shares Awarded1
Andrew Bester	851,948
Alison Brittain	1,166,358
Mark Fisher	953,371
António Lorenzo	851,948
David Nicholson	268,135
Miguel-Ángel Rodríguez-Sola	578,107
Toby Strauss	401,252
Matt Young	694,743
1 Based on a share price of 78.878 pence.

Long Term Incentive Plan - 2014 Awards

Conditional rights to acquire Shares were awarded today under the Group's Long Term Incentive Plan ("LTIP"). The LTIP awards will vest in 2017 subject to the satisfaction of stretching performance measures.  Executive Directors and members of the Group Executive Committee are required to hold the Shares which vest for a further two years.

Name	Maximum Number of Shares Awarded1,2	Expected Value4
António Horta-Osório	4,640,077 3	£1,098,000
Juan Colombás	2,234,780	£528,825
George Culmer	2,510,205	£594,000
Andrew Bester	2,440,477	£577,500
Alison Brittain	2,440,477	£577,500
Mark Fisher	2,628,743	£622,050
António Lorenzo	2,287,076	£541,200
David Nicholson	1,394,558	£330,000
Miguel-Ángel Rodríguez-Sola	1,847,790	£437,250
Toby Strauss	1,830,358	£433,125
Matt Young	1,743,198	£412,500
1 Based on a share price of 78.878 pence.
2 Vesting in 2017 subject to the satisfaction of stretching performance measures.
3 Based on Mr Horta-Osório's 'reference salary' of £1,220,000.
4 The values for the LTIP awards are shown on an expected value basis. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:
Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 24 March 2014